City of Buenos Aires, April 11, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, In addition to the Relevant Events informed on October 11th, 2023 and December 1st, 2024, we hereby inform that the New York State Court has granted final approval of the stipulation of settlement entered into by Loma Negra C.I.A.S.A. (“Settlement”), with respect to the shareholder class action lawsuit captioned “Dan Kohl v. Loma Negra CIASA, et al. - Index No. 653114/2018 (Supreme Court of the State of New York)”. The final conclusion of the Settlement is subject to a final payment to the class before October 11th, 2024, which is covered by D&O insurance policies. Once such payment has been made, the New York State Court should issue the final judgment and the case will end. Sincerely, ______________________ Marcos Isabelino Gradin Investor Relations Officer